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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2005



                           PETROCHINA COMPANY LIMITED


                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F  X   Form 40-F
                   ---            ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes      No  X
             ---     ---

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____)


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     PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K, the Registrant's announcement with respect to its operating results in the first six months of 2005.

     This announcement contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

     o the anticipated effects of the proposed acquisition of certain overseas assets from one of its affiliates;

     o the Registrant's expectation with respect to the micro-economic environment in the second half of 2005;

     o the Registrant's plan to improve management and operational efficiency;

     o    the Registrant's plan to exceed its target operating results of 2005;
          and

     o    the Registrant's other future plans and prospects.

     These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in these forward-looking statements as a result of a number of factors, including, without limitation:

     o    fluctuations in crude oil and natural gas prices;

     o    failure to achieve continued exploration success;

     o    failure or delay in achieving production from development projects;

     o failure to complete the proposed acquisition of certain overseas assets as planned;

     o    change in demand for competing fuels in the target market;

     o    continued availability of capital and financing;

     o    general economic, market and business conditions;

     o changes in policies, laws or regulations of the PRC and other jurisdictions in which the Registrant and its subsidiaries conduct business; and

     o    other factors beyond the Registrant's control.


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     We do not intend to update or otherwise revise the forward-looking statements in this announcement, whether as a result of new information, future events or otherwise. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this announcement might not occur in the way we expect, or at all.

     You should not place undue reliance on any of these forward-looking statements.




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                                    SIGNATURE




     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          PetroChina Company Limited



Dated: July 15, 2005                      By:     /s/ Li Huaiqi
                                                  -----------------------------
                                          Name:   Li Huaiqi
                                          Title:  Company Secretary